                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           AMENDMENT NO. 6

                           MARK VII, INC.
                          (Name of Issuer)

                    Common Stock, $0.10 Par Value
                    (Title of Class of Securities)

                             570414 10 2
                           (CUSIP Number)

                          John H. Calvert
                      Lathrop & Norquist, L.C.
                   2345 Grand Avenue, Suite 2600
                  Kansas City, Missouri 64108-2684
                           (816) 472-3220
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           June 1, 1995
                 (Date of Event which Requires Filing
                          of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
                 (Continued on following page(s))
                        Page 1 of 5 Pages
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CUSIP No. 570414 10 2          13D              Page 2 of 5 Pages

________________________________________________________________
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Roger M. Crouch  S.S. No.: ###-##-####
_________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3  SEC USE ONLY

_________________________________________________________________
4  SOURCE OF FUNDS*
   N/A
_________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                              [ ]
_________________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   USA
_________________________________________________________________
                      7  SOLE VOTING POWER
   NUMBER OF               0
    SHARES            ___________________________________________
 BENEFICIALLY         8  SHARED VOTING POWER
   OWNED BY                0
    EACH              ___________________________________________
  REPORTING           9  SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH              ___________________________________________
                     10  SHARED DISPOSITIVE POWER
                           0
_________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
_________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
                                                              [X]
    Excludes non-qualified options to purchase 12,000 shares which become exercisable beginning 02/03/96.
_________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
_________________________________________________________________
14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                                Page 3 of 5 pages

                             SCHEDULE 13D
                                 for
                           Roger M. Crouch


Item 1.  Security and Issuer.

         This statement relates to shares of the Common Stock of Mark VII, Inc. (the "Company"). The address of the principal executive offices of the Company is 10100 N. W. Executive Hills
Boulevard, Suite 200, Kansas City, Missouri 64153.

Item 2.  Identity and Background.

         (a)  Name of person filing:
               Roger M. Crouch

         (b)  Business address:

              3220 Lands End Lane,
              Port Townsend, Washington 98368

         (c)  Present principal occupation or employment:

              Former Director and Former Vice Chairman of
             the Board of the Company, Consultant to Mark VII,
             Inc.

         (d)  Criminal convictions:

               Mr. Crouch has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e)  Certain civil proceedings.

               During the last five years Mr. Crouch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

         (f)  Citizenship:

               U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

          Not applicable.

Item 4.  Purpose of Transaction.

          This amendment reflects a sale on June 1, 1995, of 1,269,613 shares (the "Shares") of the Company's Common Stock

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                                              Page 4 of 5 Pages

owned by Roger M. Crouch and related entities. Mr. Crouch owned 962,869 of the Shares directly; The Sugar Lakes Foundation of which Mr. Crouch is one of three trustees owned 130,000 of the Shares; and the Catherine Fenner Crouch Charitable Remainder Unitrust I of which Mr. Crouch is sole Trustee owned 100,000 of the Shares. The sale of the Shares was effected in a registered public offering pursuant to a firm commitment Underwriting Agreement which closed on June 1, 1995. The shares were sold to the Underwriter at a price of $15.23 per share.

     On June 1, 1995, Mr. Crouch resigned from the Board of
Directors of the Company; however, he continues to serve the Company on an as requested basis pursuant to an employment contract and non-compete agreement.

     Mr. Crouch also exercised an option on June 1, 1995, to purchase 48,000 shares of Mark VII, Inc. Stock pursuant to options granted under the Mark VII, Inc Stock Option Plan at a price of $8.25 per share. On June 9, 1995, he sold the 48,000 shares in a private transaction pursuant to a 55,106 share option granted to the private party in 1985. The total consideration paid by the private party in connection with the settlement of the entire 55,106 share option was $169,211. Following that sale Mr. Crouch had no beneficial ownership of the Compnay's Common Stock.

Item 5.  Interest and Securities of the Issuer.

         (a) The number and percentage of shares of the Company's Common Stock, $0.10 par value beneficially owned by Mr. Crouch, based on 4,823,936 shares outstanding plus shares subject to exercisable stock options held by Mr. Crouch as of the date hereof is:

               Number Beneficially Owned:  0

               Percent of Class:  0%

         (b)   Number of shares as to which Mr. Crouch
               has:

                (i)  Sole power to vote or direct the
                     vote:  0

               (ii)  Shared power to vote or direct the
                     vote: 0

              (iii)  Sole power to dispose or direct the
                     disposition of: 0

               (iv)  Shared power to dispose or direct the
                     disposition of: 0

         (c)  See Item 4.

         (d)  Not applicable.

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                                                Page 5 of 5 Pages

         (e) Mr. Crouch ceased to be the beneficial owner of 5% or more of the Company's Common Stock on June 1, 1995.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

                             SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       6-24-95                /S/ Roger M. Crouch
Date: ________________        ______________________________
                              Roger M. Crouch